December 9, 2022

Rebecca Ament Marquigny

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	EA Series Trust (the “Trust”)

Registration Statement on Form N-14 (the “Registration Statement”)

File No.: 333-265923

Dear Ms. Marquigny:

This correspondence responds to the supplemental comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on December 5, 2022 with respect to the Registration Statement on Form N-14 under the Securities Act of 1933 to register shares of beneficial interest (“Shares”) in the EA Bridgeway Omni Small-Cap Value ETF (the “Fund” or the “Acquiring Fund”), a series of the Trust, to be issued in connection with the reorganization of the Omni Tax-Managed Small-Cap Value Fund (the “Target Fund”), a series of Bridgeway Funds, Inc. with and into the Acquiring Fund. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

1.	Comment: Please confirm in correspondence that the Acquiring Fund will not be publicly offered other than to shareholders of the Target Fund prior to the consummation of the Reorganization.

Response: The Registrant hereby confirms that the Acquiring Fund will not be publicly offered to any third-party investors prior to the consummation of the Reorganization.

2.	Comment: Please confirm in correspondence that the Staff comments provided on the Acquiring Fund registration statement are incorporated into the Registration Statement on Form N-14.

Response: The Registrant hereby confirms that the Staff comments on the Acquiring Fund registration statement have been incorporated into the Registration Statement on Form N-14.

3.	Comment: On page 4, with respect to the Pro Forma fee table, please note that brokerage commissions can impact investors when purchasing the Acquiring Fund that do not otherwise apply when purchasing the Target Fund.

Response: The following disclosure has been added to the end of the paragraph before the Annual Operating Expense Table:

These fees apply due to the Acquiring Fund’s structure as an ETF; these fees do not apply to purchases of the Target Fund.

4.	Comment: Under the section “How do ETFs differ from mutual funds?” under the sub-heading “Transparency,” please provide the impact of the different portfolio holdings disclosure policies of the Target Fund and the Acquiring Fund.

Response: The following has been added as the last two sentences in this section:

Such disclosure is generally provided by the Target Fund quarterly, on a lag. The daily availability of the Acquiring Fund’s portfolio holdings information provides greater transparency to Acquiring Fund shareholders, including with respect to the Acquiring Fund’s NAV.

5.	Comment: Please confirm when and how the final Plan of Reorganization will be filed.

Response: The Registrant hereby undertakes to file the final Plan of Reorganization in a POS EX filing promptly following the consummation of the Reorganization.

6.	Comment: Please include the narrative disclosure in Exhibit D in the body of the Proxy Statement/Prospectus.

Response: The narrative disclosure in Exhibit D has been duplicated under the section “COMPARISONS OF INVESTMENT OBJECTIVES, STRATEGIES, POLICIES AND RISKS - How do the investment objectives, strategies, policies and risks of the Funds compare?” The last paragraph has been revised as follows:

The Funds have adopted similar fundamental investment restrictions, which may not be changed without prior shareholder approval. While the Target Fund and the Acquiring Fund have similar fundamental investment restrictions, the Acquiring Fund’s investment restrictions provide more flexibility and fewer limitations on certain types of investments. The Acquiring Fund has a greater ability to invest in derivatives, including short sales, options and individual stock futures, whereas the Target Fund limits these types of investments. In addition, the Target Fund generally does not permit the purchase of securities on margin or investments for the purpose of control or management, whereas the Acquiring Fund does not have similar limitations. The other fundamental investment restrictions are not materially different. In all instances, the investments of the Target Fund and the Acquiring Fund are limited by the Prospectus, the 1940 Act and any other applicable law. Any differences in the fundamental investment restrictions are not expected to have a material impact on how the Target Fund is managed if the Reorganization is consummated. Attached as Exhibit D is a chart comparing the fundamental investment restrictions of the Target Fund and Acquiring Fund.

7.	Comment: Please provide additional information with respect to the comparative information provided in Exhibit E.

Response: The Registrant has amended Exhibit E as provided in the attached Appendix.

If you have any questions regarding the above responses, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Karen Aspinall

Karen Aspinall

Trust Counsel

2

Exhibit E

Comparison of Maryland and Delaware Governing Instruments and State Law

The following is only a discussion of certain principal differences between the governing documents for Bridgeway Funds, Inc., the existing Maryland corporation (the “Corporation”), and EA Series Trust, a Delaware statutory trust (the “Trust”), and is not a complete description of the Corporation’s and the Trust’s governing documents. In general, the Delaware statutory trust form of organization offers greater flexibility in structuring shareholder voting rights and shareholder meetings; subject, however, to any special voting requirements of the 1940 Act. In many instances, shareholders of the reorganizing series of the Corporation will have the same or similar rights as shareholders of corresponding series of the Trust, as described below.

Organization and Capital Structure		Comparison
Maryland – Organization. The Corporation is incorporated under the Maryland General Corporation Law (the “Maryland Statute”). The Corporation’s operations are governed by its Articles of Incorporation, as amended or supplemented from time to time (the “MD Charter”), and its by-laws (the “MD By-Laws”). The business and affairs of the Corporation are managed under the direction of its Board of Directors.	Delaware – Organization. The Trust is a Delaware statutory trust (a “DST”). A DST is an unincorporated association organized under the Delaware Statutory Trust Act (the “Delaware Act”). The Trust’s operations are governed by its Agreement and Declaration of Trust (the “DE Declaration”) and its by-laws (the “DE By-Laws”), and its business and affairs are managed under the supervision of its Board of Trustees.	No material difference. The Target Fund is governed by Maryland law and the Acquiring Fund is governed by Delaware law.
Maryland – Capital Structure. The shares of common stock issued by the Corporation have a par value of $0.001 per share. The Corporation’s Charter authorizes a fixed number of shares, which the Corporation’s Board of Directors may increase or decrease by amending the MD Charter. The Corporation’s shares may be divided into separate and distinct classes.	Delaware – Capital Structure. The Trust’s shares of beneficial interest are issued without par value. The DE Declaration authorizes an unlimited number of shares, which may be divided into separate and distinct series or classes. These series or classes have the rights, powers and duties set forth in the DE Declaration or as specified in resolutions of the Trust’s Board of Trustees.	Under the Maryland Statute, the Target Fund must establish a fixed number of shares, which may be increased or decreased by the Target Fund’s Board. The Delaware Act does not have a similar requirement and the DE Declaration permits the Acquiring Fund to issue an unlimited number of shares.

3

Meetings of Shareholders and Voting Rights
Maryland – Annual/Special Shareholder Meetings. Consistent with the Maryland Statute, the MD By-Laws provide that the Corporation shall not be required to hold an annual meeting of stockholders in any year in which an election of directors is not required to be acted upon under the Investment Company Act of 1940, as amended (the “1940 Act”). However, if the Corporation is required by the 1940 Act to hold a meeting of stockholders to elect directors, such meeting will be designated as the annual meeting of stockholders for that year. The MD By-Laws provide that a special shareholders’ meeting may be called at any time by a majority of the Board of Directors, by the chairman of the board (if any), by the president, or by stockholders entitled to cast not less than 10% of the shares entitled to vote at such meeting.	Delaware – Annual/Special Shareholder Meeting. The Delaware Act does not require annual shareholders’ meetings. The DE By-Laws authorize the calling of a shareholders’ meeting by the Board, the chairperson of the Board or by the president of the Trust to take action on any matter deemed necessary or desirable by the Board of Trustees. A shareholder meeting for the purpose of electing trustees may also be called by the chairperson of the Board of Trustees to the extent permitted by the 1940 Act. To the extent required by federal law, including the 1940 Act, special meetings of the shareholders may be called by the secretary of the Trust upon the request of the shareholders owning shares representing at least the percentage of the total combined votes of all shares of the Trust issued and outstanding, as required by federal law, including the 1940 Act, provided that (a) such request shall state the purposes of such meeting and the matters proposed to be acted on, and (b) the shareholders requesting such meeting shall have paid to the Trust the reasonably estimated cost of preparing and mailing the notice thereof, which an authorized officer of the Trust shall determine and specify to such shareholders. No meeting may be called upon the request of shareholders to consider any matter which is substantially the same as a matter voted upon at any meeting of the shareholders held during the preceding twelve (12) months, unless requested by the holders of a majority of all shares entitled to be voted at such meeting.	No material difference.

4

Maryland – Voting Rights. The MD Charter and MD By-Laws provide that the presence in person or by proxy of the holders of common stock of the Corporation entitled to cast one-third of the votes, without regard to class, shall constitute a quorum at any meeting of the stockholders (or if the matter requires approval by a separate vote of one or more classes of stock, one-third of the votes of each class required to vote as a class shall constitute a quorum). If a quorum is present at a meeting of stockholders, all matters other than the election of directors are decided by a majority of the votes cast in person or by proxy, unless the question is one which by express provision of applicable law (including the Maryland Statute and the 1940 Act), the MD Charter or the MD By-Laws, a different vote is required, in which case such express provision shall control the decision of such question. Directors are elected by a plurality of votes cast at a stockholder meeting at which a quorum is present.

The MD Charter and/or MD By-laws further provide that each holder of capital stock of the Corporation shall have one vote for each full share, and a proportionate fraction of a vote for each fraction of a share, of stock standing in such holder’s name on the books of the Corporation.

The MD Charter also provides that on any matter submitted to a vote of stockholders, all shares of the Corporation then issued and outstanding and entitled to vote, irrespective of the class, shall be voted in the aggregate and not by class except when required by Maryland law or by the 1940 Act, in which case the separate voting requirements of the applicable law shall govern with respect to the affected class(es) and the other classes shall vote as a single class; provided that no class shall vote on any matter which does not affect any interest of that class. Holders of shares of stock of the Corporation are not entitled to cumulative voting in the election of Directors or on any other matter.

Delaware – Voting Rights. The DE Declaration provides that one-third of the outstanding shares entitled to vote at a shareholders’ meeting, which are present in person or represented by proxy, shall constitute a quorum at the shareholders’ meeting, except when a larger quorum is required by the DE Declaration, DE By-Laws, applicable law or the requirements of any securities exchange on which shares are listed for trading, in which case such quorum shall comply with such requirements. Subject to any legal requirements for a different vote, in all matters other than the election of trustees, shareholders may approve a proposal by a majority of votes cast. Trustees are elected by a plurality of votes cast at a shareholder meeting at which a quorum is present. Where a separate vote by series or class is required, these voting requirements apply to those separate votes.

As in the MD Charter and/or MD By-laws, the DE Declaration generally provides that each share of the Trust is entitled to one vote for each full share, and a proportionate fraction of a vote for each fraction of a share. All shares of the Trust entitled to vote on a matter shall vote in the aggregate without differentiation between shares of separate series or classes. With respect to any matter that affects only the interests of some but not all series or classes, or where otherwise required by the 1940 Act, only the shareholders of the affected series or classes shall be entitled to vote on the matter. There is no cumulative voting for any matter.

Voting rights relate to the number of shares that must be present to conduct a shareholder meeting and the number of shares that must vote in order for a proposal to be approved at a shareholder meeting. The Target Fund and the Acquiring Fund must have one-third of the shares present in order to conduct business at a shareholder meeting and generally proposals (other than director elections) can be approved by a majority vote.

5

Liability of Shareholders
Maryland – Liability of Shareholders. As is typical for Maryland corporations, neither the MD Charter nor the MD By-Laws contains specific provisions regarding the personal liability of shareholders. The Maryland Statute provides that a shareholder of a Maryland corporation generally is not obligated to the Corporation or its creditors with respect to the stock, except to the extent that the consideration for the stock has not been paid, or liability is imposed under certain provisions of the Maryland Statute (e.g., knowing receipt of an unlawful distribution).	Delaware – Liability of Shareholders. Consistent with the Delaware Act, the DE Declaration provides that a shareholder of the Trust, as such, shall be entitled to the same limitation of personal liability as that extended to stockholders of a private corporation organized for profit under the General Corporation Law of the State of Delaware.	Both the Target Fund and the Acquiring Fund provide for limitation of personal liability of shareholders.
Dividends and Distributions
Maryland – Dividends and Distributions. The MD Charter provides that dividends and distributions may be paid to shareholders of each class in such amounts as may be declared from time to time by the Board of Directors.	Delaware – Dividends and Distributions. The DE Declaration also provides that the shareholders of any class of the Trust shall be entitled to receive dividends and distributions when, if and as declared by its Board of Trustees provided that such dividends and distributions comply with the 1940 Act. The right of the Trust’s shareholders to receive dividends or other distributions on shares of any class may be set forth in a plan adopted by the Trust’s Board of Trustees pursuant to the 1940 Act. Dividends and distributions may be paid, subject to applicable federal law, including the 1940 Act, in cash and/or securities or other property, and the composition of any such distribution shall be determined by the Trustees (or by any officer of the Trust or any other person to whom such authority has been delegated by the Trustees).	The Target Fund and the Acquiring Fund provide that dividends and distributions may be paid as declared by each Fund’s board.

6

Election of Directors/Trustees; Terms; Removal
Maryland – Election of Directors; Terms; Removal. The MD Charter and MD By-Laws provide that each director of the Corporation shall serve until the director’s successor is duly elected and qualified or until his or her death or until he or she has resigned or has been removed. The MD By-Laws provide that directors may be removed, with or without cause by the vote of the majority of the outstanding shares of the Corporation. The MD Charter and MD By-Laws provide that there will be no fewer than two and no more than fifteen directors. As noted above, directors are elected by a plurality of votes cast at a stockholder meeting at which a quorum is present and there is no cumulative voting for the election of directors. The MD By-Laws provide a mechanism for the Board to fill vacancies.	Delaware – Election of Trustees; Terms; Removal. Under the DE Declaration, each trustee of the Trust holds office for the lifetime of the Trust or until the trustee’s earlier death, resignation, removal, retirement or inability otherwise to serve or if sooner than any such events, the next meeting of shareholders (or consent in lieu of a meeting) called for the purpose of electing trustees and the election and qualification of his or her successor. Under the DE Declaration, any trustee may be removed, with or without cause, by the Board of Trustees, by action of a majority of the trustees then in office, or by the vote of the shareholders at any meeting called for that purpose. Under the DE Declaration, there must be at least one trustee and no more than fifteen trustees. Trustees are elected by a plurality of votes cast at a shareholder meeting at which a quorum is present. There is no cumulative voting for the election of trustees of the Trust. The DE By-laws for the Trust provide a mechanism for the Board to fill vacancies.	Under both the Maryland Statute and under the DE Declaration, directors/trustees can be removed by a majority vote of the outstanding shares of the Company or the Trust. Under the DE Declaration, a Trustee can also be removed by a majority vote of the Board of Trustees.
Standards of Care; Liability of Directors/Trustees and Officers; Indemnification
Maryland – Standards of Care. The Maryland Statute provides that a director of a Maryland corporation who performs his or her duties in accordance with certain standards of conduct is immune from liability. The standards of conduct set forth in the Maryland Statute provide that a director shall perform his or her duties: (1) in good faith; (2) in a manner he or she reasonably believes to be in the best interests of the corporation; and (3) with the care that an ordinarily prudent person in a like position would use under similar circumstances.	Delaware – Standards of Care. The DE Declaration provides that any person who is or was a trustee, officer, employee or other agent of the Trust shall be liable to the Trust and its shareholders only (1) for any act or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing, or (2) for such person’s own willful misfeasance, bad faith, gross negligence or reckless disregard of the person’s duties. Except in these instances, these persons shall not be responsible or liable for any act or omission of any other agent of the Trust or its investment advisor or principal underwriter to the fullest extent that limitations of liability are permitted by the Delaware Act. Moreover, except in these instances, none of these persons, when acting in their designated capacity, shall be personally liable to any other person, other than the Trust or its shareholders, for any act, omission or obligation of the Trust or any trustee thereof.	The standard of care establishes the standards of conduct for which a board member may (or may not) be held personally liable. The standards are different under the Maryland Statute and the DE Declaration and may be interpreted differently by state courts.

7

Maryland – Indemnification. The MD Charter provide that the directors and officers shall be indemnified to the maximum extent permitted by law, including the 1940 Act; provided, however, that directors and officers shall not be indemnified for “disabling conduct”, which is defined as willful misfeasance, bad faith, gross negligence or reckless disregard of duties. These persons shall be indemnified for judgments, penalties, fines, settlements and reasonable expenses (including attorney’s fees) actually incurred. The MD Charter also includes provisions for the advancement of expenses to directors and officers.

Under the Maryland Statute, indemnification is mandatory if a director or officer has been successful on the merits or otherwise in the defense of any proceeding covered by the Maryland Statute. and (b) in general, indemnification is not permitted if it is established that: (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; (2) the director or officer actually received an improper personal benefit in money, property or services; or (3) in the case of a criminal proceeding, the director or officer had reasonable cause to believe his or her conduct was unlawful.

Delaware – Indemnification. The DE Declaration will provide that the Trust shall indemnify, to the fullest extent permitted under applicable law, any of these persons who are a party to any proceeding or is threatened to be made a party to any proceedings because the person is or was an agent of the Trust. These persons shall be indemnified against any expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if the person acted in good faith or, in the case of a criminal proceeding, had no reasonable cause to believe that the conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction or plea of nolo contendere or its equivalent does not in itself create a presumption that the person did not act in good faith or that the person had reasonable cause to believe that the conduct was unlawful. There shall nonetheless be no indemnification for a person’s own willful misfeasance, bad faith, gross negligence or reckless disregard of the person’s duties.	Indemnification provides protection against potential damages or loss or otherwise compensates someone for damages. Both under the Maryland Statute and the DE Declaration directors/trustees are entitled to indemnification if their conduct is consistent with the applicable legal standards. The indemnification standards under the Maryland Charter and the DE Declaration are different and may be interpreted differently by state courts.
Preemptive, Dissenter’s and Other Rights

Maryland – Preemptive, Dissenter’s and Other Rights. The MD Charter provides that no shareholder of the Corporation will be entitled as a matter of right to purchase or subscribe for any part of any new or additional issue of shares of capital stock or securities of the Corporation.

The Maryland Statute provides that a stockholder may not demand the fair value of the stockholder’s stock and is bound by the terms of the transaction if the stock is that of an open-end investment company and the value placed on the stock in the transaction is its net asset value.

Delaware – Preemptive, Dissenter’s and Other Rights. The DE Declaration provides that shareholders shall have no preemptive or other right to subscribe for new or additional authorized, but unissued shares or other securities issued by the Trust or any series thereof. The DE Declaration also provides that no shareholder shall be entitled, as a matter of right, to relief as a dissenting shareholder in respect of any proposal or action involving the Trust or any series or any class thereof.	The Target Fund and the Acquiring Fund both do not provide preemptive rights to shareholders.

8

Amendments to Organizational Documents
Maryland – Amendments to Organizational Documents. The MD Charter may be amended at any time in a manner prescribed by Maryland law. The Maryland Statute provides that, subject to certain exceptions an amendment to the MD Charter must be advised by the Board of Directors and approved by stockholders of the corporation by the vote of two-thirds of all votes entitled to be cast on the proposed amendment unless this percentage is reduced by the corporation’s charter but not less than a majority of the votes entitled to be cast (the MD Charter reduces this vote to a majority). The MD By-Laws may be altered, amended, added to or repealed by the stockholders or by majority vote of the entire board of directors.	Delaware – Amendments to Organizational Documents. The DE Declaration may be amended or restated at any time by a written instrument signed by a majority of the Trust’s Board of Trustees and, to the extent required by the 1940 Act or the requirements of any securities exchange on which shares are listed for trading, by approval of the amendment by shareholders. The DE By-Laws may be amended, restated, or repealed or new by-laws may be adopted by the affirmative vote of a majority of the votes cast at a shareholders’ meeting called for that purpose where a quorum is present, or by a majority of the Trust’s Board of Trustees.	The MD Charter may be amended upon the approval of a majority of all shareholder votes entitled to be cast whereas the DE Declaration can be amended by a vote of a majority of the Trust’s board of trustees.
Inspection Rights
Maryland – Inspection Rights. A stockholder of the Corporation may, during normal business hours, inspect and copy the by-laws, minutes, annual reports and certain other corporate documents on file at the Corporation’s principal office. In addition, the Maryland Statute provides that any person who has held at least five percent of any class of a corporation’s stock for at least six months is entitled to request certain other documents relating to the corporation’s affairs.	Delaware – Inspection Rights. The DE By-Laws provide that, upon reasonable written demand to the Trust, a shareholder may inspect certain information as to the governance and affairs of the Trust for any purpose reasonably related to the shareholder’s interest as a shareholder. If such information is requested by a shareholder, reasonable standards governing, without limitation, the information and documents to be furnished and the time and location (if appropriate) of furnishing them shall be established by the Board or, if the Board has not done so, by the president, any vice-president or the secretary. In addition, the DE By-Laws also authorize the Board or, in case the Board does not act, the president, any vice president or the secretary, to keep confidential from shareholders for a reasonable period of time any information that the Board or the officer reasonably believes to be in the nature of trade secrets or other information that the Board or the officer in good faith believes: (1) would not be in the best interests of the Trust to disclose; (2) could damage the Trust; or (3) that the Trust is required by law or by agreement with a third party to keep confidential.	The Target Fund and the Acquiring Fund both provide shareholder record inspection rights although those rights vary under the Maryland Statute for the Target Fund and the DE By-Laws for the Acquiring Fund.

9

Dissolution
Maryland – Dissolution. Under the Maryland Statute, the board of directors of a Maryland corporation may dissolve the corporation by resolution of a majority of the board of directors that declares that the dissolution is advisable. The proposed dissolution must be approved by stockholders of the corporation by the vote of two-thirds of all votes entitled to be cast on the proposed dissolution unless this percentage is reduced by the corporation’s charter but not less than a majority of the votes entitled to be cast (the MD Charter reduces this vote to a majority).	Delaware – Dissolution. Under the DE Declaration, the Trust, or one of its series or classes, may be dissolved: (i) upon the vote of the holders of not less than a majority of the shares of the Trust (or series or class, as applicable) cast: (ii) at the discretion of the Board of Trustees either (A) at any time there are no shares outstanding of the Trust, or (B) upon prior written notice to the shareholders of the Trust; (iii) upon the occurrence of a dissolution or termination event pursuant to any other provision of this Declaration of Trust or the DSTA; or (iv) with respect to any series, upon any event that causes the dissolution of the Trust. The DE Declaration provides that Board of Trustees shall pay or make reasonable provision to pay all claims and obligations of the Trust and/or each series (or the particular series, as the case may be), including, without limitation, all contingent, conditional or unmatured claims and obligations known to the Trust, and all claims and obligations which are known to the Trust, but for which the identity of the claimant is unknown. The DE Declaration further provides that any remaining assets after dissolution of the Trust or series shall be distributed to the shareholders of the Trust or series, as applicable, ratably according to the number of shares of the Trust or series held of record by the shareholders on the dissolution distribution date.	Dissolution under the Maryland Statute requires approval of the Target Fund’s board and approval of a majority of the shareholders. Under the DE Declaration, shareholders can vote to dissolve the Trust or a series, however the board also has discretion to dissolve the Trust or a series in certain instances.

10

Derivative Actions

Maryland – Derivative Actions. Neither the MD Charter nor the MD By-Laws contain specific provisions with regard to derivative actions.

Maryland courts recognize derivative actions even in the absence of a specific statute or court rule. Under Maryland law, in order to bring a derivative action, a stockholder (or his predecessor if he became a stockholder by operation of law) must be a stockholder: (1) at the time of the acts or omissions complained about; (2) at the time the action is brought and (3) until the completion of the litigation. A derivative action may be brought by a stockholder if a demand upon the board of directors to bring the action is improperly refused or if a request upon the board of directors would be futile (although the futility exception is very limited under Maryland law).

Delaware – Derivative Actions. Under the Delaware Act, a shareholder may bring a derivative action if (1) the shareholder has made a pre-suit demand upon the trustees to bring the action and the trustees have refused to do so, or (2) if a demand upon the trustees to bring the action is not likely to succeed. A shareholder may bring a derivative action only if the shareholder is a shareholder at the time the action is brought and (1) was a shareholder at the time of the transaction complained about, or (2) acquired the status of shareholder by operation of law or the Trust’s governing instrument from a person who was a shareholder at the time of the transaction.

A shareholder’s right to bring a derivative action may also be subject to additional standards and restrictions set forth in the Trust’s DE Declaration. The DE Declaration provides that a shareholder may bring a derivative action on behalf of the Trust only if the shareholder first makes a pre-suit demand upon the Board of Trustees to bring the action, unless the pre-suit demand is excused. A pre-suit demand shall only be excused if a majority of the Board of Trustees, or a majority of any committee established to consider the merits of such action, is composed of Trustees who are not “independent trustees” (as such term is defined in the DSTA). Further, unless demand is not required: (i) shareholders eligible to bring such derivative action under the DSTA who hold at least 10% of the outstanding shares of the Trust, or 10% of the outstanding shares of the series or class to which such action relates, shall join in the request for the Board of Trustees to commence such action; and (ii) the Board of Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim. The DE Declaration further provides that the Board of Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and shall require an undertaking by the shareholders making such request to reimburse the Trust for the expense of any such advisors in the event that the Board of Trustees determine not to bring such action. However, the standards and restrictions set forth with respect to derivative actions in section 4 the DE Declaration will not apply to claims brought under the federal securities laws.

A derivative action is a type of lawsuit that is brought by a shareholder in the name of a company that asserts a claim against a company and seeks damages. The right to bring a derivative action under the Maryland Statute, Maryland Charter and Maryland Bylaws differs from the DSTA and the DE Declaration.

11